

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


05007762

29 April 2005


SEC MAIL PROCESSING
RECEIVED
MAY 0 9 2005
WASH, D.C.
152

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL



Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Cue Reinstates in Jeruk Oil Discovery

Cue is pleased to announce that it has reinstated its 15% interest in the Jeruk Oil discovery in the Sampang Production Sharing Contract, offshore East Java, Indonesia.

Cue's option to reinstate its rights was triggered by Santos' proposal to further appraise the Jeruk discovery. Santos plans to reenter the Jeruk -2 well and to further sidetrack, core and production test the well, beginning in mid May 2005.

Santos also proposes to drill four appraisal wells beginning in around October 2005, at which time the 3D seismic data, which is currently being acquired, should be available.

Cue's share of the Jeruk -2 sidetrack, coring and testing is expected to be approximately A$3 million and its share of the proposed four wells is estimated to be approximately A$14.5 million.

Background

The additional Jeruk appraisal drilling activity is designed to follow up the encouraging results from the Jeruk -1 and Jeruk -2 wells. These wells were drilled by Santos on a sole risk basis.
Jeruk -1 tested 4,700 barrels of oil and water from an open hole test at the top of the objective carbonate reservoir.

The Jeruk -2 appraisal well flowed 7488 barrels of 33° API oil through a 0.5 inch surface choke from an 18 meter interval from 5134 to 5152 metres measured depth at the top of the carbonate reservoir.

The flow rate was constrained by the throughput capacity of the surface production facilities.

A further drill stem test over the interval 5430 – 5460 metres measured depth recovered oil and water, but flow potential of this zone could not be established due to mechanical restrictions caused by debris in the test string. The qualities of the oil and the pressure data from this test indicates that the oil is part of the same hydrocarbon column tested by the shallower Jeruk -2 oil test, and consequently an oil column of some 380 metres is likely to be present.

Recoverable Oil

Cue believes that the information obtained from the two Jeruk wells, while showing a range of possible recoverable oil volumes, could indicate an oil accumulation with potential to contain in excess of 170 million barrels of recoverable oil. Further appraisal drilling, integrated with the new 3D seismic data currently being acquired, will be required to narrow the potential reserve range of the field.

Finance

By reinstating its rights Cue is obligated to pay in cash a lump sum amount of approximately US $9 million (A$11 million) which is equivalent to the cost it would have incurred if it had participated in the Jeruk -1 and -2 wells. The lump sum is required to be paid by 29 May 2005. In addition, Cue will be required to pay a penalty out of oil production. Cue has sufficient cash funds on hand to pay the lump sum, and Jeruk -2 sidetrack coring and testing costs.

Comment

Cue has reinstated its rights in Jeruk to give shareholders exposure to what could be a very significant oil accumulation.

In addition, Jeruk compliments the ongoing exploration programme in the Sampang PSC where there are several remaining undrilled prospects, including Oyong look alikes. Cue expects that at least one of these undrilled prospect wells will be drilled in the second half of 2005.

Cue views Indonesia and the Sampang PSC as a core value contributor. With Oyong first production in 2005, Jeruk appraisal wells and further exploration including possible Oyong exploration look alike wells, Indonesia will deliver significant value to Cue shareholders.

Oyong Participants

Participants in the Sampang PSC in which the Oyong field is located are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Company Limited	40%

Any written queries regarding the announcement should be directed to the company on (03) 9629 7318 or email mail@cuenrng.com.au.



Robert J Coppin
Chief Executive Officer

29 April 2005